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SCHEDULE 13D

Under the Securities Exchange Act of 1934

NORMARK VENTURES CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

656250 10 7
(CUSIP Number)

G.W. Norman Wareham
343040 Sideroad 23, RR2
Annan, Ontario, Canada N0H 1B0
(519) 371-9302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656250 10 7

1.	Names of Reporting Persons G.W. Norman Wareham
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,200,000 Shares

8.	Shared Voting Power:	100,000 Shares

9.	Sole Dispositive Power:	4,200,000 Shares

10.	Shared Dispositive Power:	100,000 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,300,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 51.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 656250 10 7

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Common Stock”), of Normark Ventures Corp., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 4947 Wycliffe Road, Vancouver, British Columbia, Canada V6T 1E9.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

G.W. Norman Wareham

(b)	Residence or Business Address:

The residential address of Mr. Wareham is 343040 Sideroad 23, RR 2, Annan, Ontario, Canada N0H 1B0.

(c)	Present Principal Occupation and Employment:

Mr. G. W. Norman Wareham is the Company’s president, treasurer and our sole director. Mr. Wareham has been the Company’s president, treasurer and its sole director since July 31, 2000. Mr. Wareham has been president of Wareham Management Ltd., a private consulting company owned by Mr. Wareham, since May 1996. Mr. Wareham has provided management and accounting consulting services to a number of public companies in the United States and Canada through Wareham Management Ltd. From July 1995 to January 1996, Mr. Wareham was an accountant with the certified general accounting firm of Wanzel, Sigmund & Overes. From April 1993 to February 1995, Mr. Wareham served as president and chief executive officer of Transatlantic Financial Corp., a private investment banking company. From August 1986 to March 1993, Mr. Wareham provided accounting and management consulting services through Wareham & Company.

(d)	Criminal Convictions:

Mr. Wareham has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. Wareham has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Wareham is a citizen of Canada.

CUSIP No. 656250 10 7

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 15, 2000, the Company issued to Mr. Wareham 4,200,000 shares of common stock at a price of $0.001 per share for total proceeds of $4,200. On March 15, 2001, Mr. Wareham and his wife, Catherine Wareham, jointly acquired an additional 100,000 shares of common stock at a price of $0.02 per share. These amounts were paid out of Mr. Wareham’s personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The August 15, 2000 acquisition of 4,200,000 shares by Mr. Wareham was an initial investment by one of the founding shareholders of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership: As of June 17, 2002, Mr. Wareham beneficially owns the following securities of the Company:
Title of Security	Amount	Percentage of Shares of Common Stock

Common Stock	4,300,000	51.2%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Statement. As of June 17, 2002, there were 8,400,000 shares of the Company’s Common Stock issued and outstanding.

(b)	Power to Vote and Dispose of the Common Stock:

Mr. Wareham has the sole power to vote or to direct the vote of the Common Stock held by him and has the sole power to dispose of or to direct the disposition of the Common Stock held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. Wareham has not effected any transaction in the Company’s securities during the past 60 days.

CUSIP No. 656250 10 7

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2005
Date

/s/ G.W. Norman Wareham
Signature

G.W. NORMAN WAREHAM
Name/Title